File No. 812-15090

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d)

AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO

PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4)

OF THE ACT AND RULE 17d-l UNDER THE ACT

Sixth Street Specialty Lending, Inc., Sixth Street Specialty Lending Advisers, LLC, TSSP Holdco Management, LLC, Sixth Street Opportunities Partners III (A), L.P., Sixth Street Opportunities Partners III (B), L.P., Sixth Street Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., TOP III Delaware AIV I-B, L.P., TSSP Opportunities Partners IV (A), L.P., TSSP Opportunities Partners IV (B), L.P., TSSP Opportunities Partners IV (C), L.P., TOP IV Delaware AIV I-A, L.P., TOP IV Delaware AIV I-B, L.P., Sixth Street Opportunities Partners V (A), L.P., Sixth Street Opportunities Partners V (B), L.P., Sixth Street Opportunities Partners V (C), L.P., Sixth Street Opps V Delaware AIV I-A, L.P., Sixth Street Opps V Delaware AIV I-B, L.P. Sixth Street TAO Partners, L.P., Sixth Street TAO Partners (A), L.P., Sixth Street TAO Partners (B), L.P., Sixth Street TAO Partners (C), L.P., Sixth Street TAO Partners (D), L.P., Sixth Street TAO Partners (E), L.P., Sixth Street TAO Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., TAO (E) AIV II-A, L.P., TSSP Capital Solutions (A), L.P., TSSP Capital Solutions (B), L.P., TSSP Capital Solutions (A) AIV, L.P., TSSP Capital Solutions (B) AIV, L.P., Sixth Street Growth Partners II (A), L.P., Sixth Street Growth Partners II (B), L.P., Sixth Street Growth II (A) AIV, L.P., Sixth Street Growth II (B) AIV, L.P., Sixth Street Fundamental Strategies Partners (A), L.P., Sixth Street Fundamental Strategies Partners (B), L.P., Sixth Street FS AIV I-A, L.P., Sixth Street FS AIV I-B, L.P., Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe II, L.P., Super TSLE, L.P., Sixth Street Agriculture Partners (A), L.P., Sixth Street Bluegrass Strategic Holdings I, L.P., Sixth Street Willow Strategic Holdings I, L.P., Sixth Street Cottonwood Strategic Holdings I, L.P., Sixth Street Dogwood Strategic Holdings I, L.P., Sixth Street Red Pine Strategic Holdings I, L.P., Sixth Street CMS Dynamic Credit Fund, L.P., TCS Lending, LLC, TDL Lending, LLC, TOP IV Lending, LLC, Opps V Lending, LLC, FS I Lending, LLC, TICP CLO V 2016-1, Ltd., TICP CLO VI 2016-2, Ltd., TICP CLO VII, Ltd., TICP CLO VIII, Ltd., TICP CLO IX, Ltd., TICP CLO X, Ltd., TICP CLO XI, Ltd., TICP CLO XII, Ltd., TICP CLO XIII, Ltd., TICP CLO XIV, Ltd., TICP CLO XV, Ltd., Sixth Street CLO XVI, Ltd., Sixth Street CLO XVII, Ltd., Sixth Street CLO XVIII, Ltd., Sixth Street CLO XIX, Ltd., TSSP Rotational Credit Fund, L.P., Sixth Street Wheeler Peak Rotational Credit Fund I, LLC, Sixth Street Rotational Credit Fund III, L.P., TSSP Structured Credit Opportunities Fund, L.P., Sixth Street Structured Credit Opportunities Fund II, L.P., Sixth Street Structured Credit Opportunities Fund III, L.P., Sixth Street Structured Credit Opportunities Fund IV, L.P., Sixth Street Structured Credit Opportunities Fund V, L.P., TICP CLO Partners II, L.P., TICP CLO Holdings, L.P., TSSP Institutional Credit Partners III, L.P., Sixth Street Credit Market Strategies Partners I, L.P., Sixth Street Credit Market Strategies Partners I-A, L.P., TICP III Cayman, Ltd., Sixth Street Advisers, LLC, Sixth Street Fundamental Strategies I Management, LLC, Sixth Street Opportunities III Management, LLC, TSSP Opportunities IV Management, LLC, Sixth Street Opportunities V Management, LLC, Sixth Street TAO Management, LLC, TSSP Capital Solutions I Management, LLC, Sixth Street Growth II Management, LLC, Sixth Street Specialty Lending Europe I Management, LLC, Sixth Street Specialty Lending Europe II Management, LLC, Sixth Street Agriculture Management, LLC, Sixth Street Strategic Holdings Management, LLC, Sixth Street CMS Dynamic Credit Management, LLC, TICP CLO V 2016-1 Management, LLC, TICP CLO VI 2016-2 Management, LLC, TICP CLO VII Management, LLC, TICP CLO VIII Management, LLC, TICP CLO IX Management, LLC, TICP CLO X Management, LLC, TICP CLO XI Management, LLC, TICP CLO XII Management, LLC, TICP CLO XIII Management, LLC, TICP CLO XIV Management, LLC, TICP CLO XV Management, LLC, Sixth Street CLO XVI Management, LLC, Sixth Street CLO XVII Management, LLC, Sixth Street CLO XVIII Management, LLC, Sixth Street CLO XIX Management, LLC, TSSP Rotational Credit Management, LLC, Sixth Street Rotational Credit II Management, LLC, Sixth Street Rotational Credit III Management, LLC, TSSP Structured Credit Opportunities Management, LLC, Sixth Street Structured Credit Opportunities II Management, LLC, Sixth Street Structured Credit Opportunities III Management, LLC, Sixth Street Structured Credit Opportunities IV Management, LLC, Sixth Street Structured Credit Opportunities V Management, LLC, Sixth Street CLO Advisers II, LLC, TSSP Institutional Credit III Management, LLC, and Sixth Street Credit Market Strategies Management, LLC.

2100 McKinney Avenue, Suite 1500,

Dallas, TX 75201

(469) 621-3001

All Communications, Notices and Orders to:

Joshua Peck

c/o Sixth Street Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

Email: JPeck@sixthstreet.com

Tel: (415) 743-1500

Copies to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Email: john.mahon@srz.com

Tel: (202) 729-7470

Fax: (202) 730-4520

July 20, 2021

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

Sixth Street Specialty Lending, Inc.

Sixth Street Specialty Lending Advisers, LLC

TSSP Holdco Management, LLC

Sixth Street Opportunities Partners III (A), L.P.

Sixth Street Opportunities Partners III (B), L.P.

Sixth Street Opportunities Partners III (C), L.P.

TOP III Delaware AIV I-A, L.P.

TOP III Delaware AIV I-B, L.P.

TSSP Opportunities Partners IV (A), L.P.

TSSP Opportunities Partners IV (B), L.P.

TSSP Opportunities Partners IV (C), L.P.

TOP IV Delaware AIV I-A, L.P.

TOP IV Delaware AIV I-B, L.P.

Sixth Street Opportunities Partners V (A), L.P.

Sixth Street Opportunities Partners V (B), L.P.

Sixth Street Opportunities Partners V (C), L.P.

Sixth Street Opps V Delaware AIV I-A, L.P.

Sixth Street Opps V Delaware AIV I-B, L.P.

Sixth Street TAO Partners, L.P.

Sixth Street TAO Partners (A), L.P.

Sixth Street TAO Partners (B), L.P.

Sixth Street TAO Partners (C), L.P.

Sixth Street TAO Partners (D), L.P.

Sixth Street TAO Partners (E), L.P.

Sixth Street TAO Partners (F), L.P.

Super TAO Contingent MA, L.P.

Knight TAO, L.P.

Super TAO MA, L.P.

PSERS TAO Partners Parallel Fund, L.P.

TAO (B) AIV II-A, L.P.

TAO (C) AIV II-A, L.P.

TAO (D) AIV II-A, L.P.

TAO (E) AIV II-A, L.P.

TSSP Capital Solutions (A), L.P.

TSSP Capital Solutions (B), L.P.

TSSP Capital Solutions (A) AIV, L.P.

TSSP Capital Solutions (B) AIV, L.P.

Sixth Street Growth Partners II (A), L.P.

Sixth Street Growth Partners II (B), L.P.

Sixth Street Growth II (A) AIV, L.P.

Sixth Street Growth II (B) AIV, L.P.

Sixth Street Fundamental Strategies Partners (A), L.P.

Sixth Street Fundamental Strategies Partners (B), L.P.

Sixth Street FS AIV I-A, L.P.

Sixth Street FS AIV I-B, L.P.

Sixth Street Specialty Lending Europe I, L.P.

Sixth Street Specialty Lending Europe II, L.P.

Super TSLE, L.P.

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF THE ACT AND RULE 17d-l UNDER THE ACT

Sixth Street Agriculture Partners (A), L.P.

Sixth Street Bluegrass Strategic Holdings I, L.P.

Sixth Street Willow Strategic Holdings I, L.P.

Sixth Street Cottonwood Strategic Holdings I, L.P.

Sixth Street Dogwood Strategic Holdings I, L.P.

Sixth Street Red Pine Strategic Holdings I, L.P.

Sixth Street CMS Dynamic Credit Fund, L.P.

TCS Lending, LLC

TDL Lending, LLC

TOP IV Lending, LLC

Opps V Lending, LLC

FS I Lending, LLC

TICP CLO V 2016-1, Ltd.

TICP CLO VI 2016-2, Ltd.

TICP CLO VII, Ltd.

TICP CLO VIII, Ltd.

TICP CLO IX, Ltd.

TICP CLO X, Ltd.

TICP CLO XI, Ltd.

TICP CLO XII, Ltd.

TICP CLO XIII, Ltd.

TICP CLO XIV, Ltd.

TICP CLO XV, Ltd.

Sixth Street CLO XVI, Ltd.

Sixth Street CLO XVII, Ltd.

Sixth Street CLO XVIII, Ltd.

Sixth Street CLO XIX, Ltd.

TSSP Rotational Credit Fund, L.P.

Sixth Street Wheeler Peak Rotational Credit Fund I, LLC

Sixth Street Rotational Credit Fund III, L.P.

TSSP Structured Credit Opportunities Fund, L.P.

Sixth Street Structured Credit Opportunities Fund II, L.P.

Sixth Street Structured Credit Opportunities Fund III, L.P.

Sixth Street Structured Credit Opportunities Fund IV, L.P.

Sixth Street Structured Credit Opportunities Fund V, L.P.

TICP CLO Partners II, L.P.

TICP CLO Holdings, L.P.

TSSP Institutional Credit Partners III, L.P.

Sixth Street Credit Market Strategies Partners I, L.P.

Sixth Street Credit Market Strategies Partners I-A, L.P.

TICP III Cayman, Ltd.

Sixth Street Advisers, LLC

Sixth Street Fundamental Strategies I Management, LLC

Sixth Street Opportunities III Management, LLC

TSSP Opportunities IV Management, LLC

Sixth Street Opportunities V Management, LLC

Sixth Street TAO Management, LLC

TSSP Capital Solutions I Management, LLC

Sixth Street Growth II Management, LLC

Sixth Street Specialty Lending Europe I Management, LLC

Sixth Street Specialty Lending Europe II Management, LLC

Sixth Street Agriculture Management, LLC

Sixth Street Strategic Holdings Management, LLC

Sixth Street CMS Dynamic Credit Management, LLC

TICP CLO V 2016-1 Management, LLC

TICP CLO VI 2016-2 Management, LLC

TICP CLO VII Management, LLC

TICP CLO VIII Management, LLC

TICP CLO IX Management, LLC

TICP CLO X Management, LLC

TICP CLO XI Management, LLC

TICP CLO XII Management, LLC

TICP CLO XIII Management, LLC

TICP CLO XIV Management, LLC

TICP CLO XV Management, LLC

Sixth Street CLO XVI Management, LLC

Sixth Street CLO XVII Management, LLC

Sixth Street CLO XVIII Management, LLC

Sixth Street CLO XIX Management, LLC

TSSP Rotational Credit Management, LLC

Sixth Street Rotational Credit II Management, LLC

Sixth Street Rotational Credit III Management, LLC

TSSP Structured Credit Opportunities Management, LLC

Sixth Street Structured Credit Opportunities II Management, LLC

Sixth Street Structured Credit Opportunities III Management, LLC

Sixth Street Structured Credit Opportunities IV Management, LLC

Sixth Street Structured Credit Opportunities V Management, LLC

Sixth Street CLO Advisers II, LLC

TSSP Institutional Credit III Management, LLC

Sixth Street Credit Market Strategies Management, LLC

2100 McKinney Avenue, Suite 1500,

Dallas, TX 75201

File No. 812-15090

Investment Company Act of 1940

I.	INTRODUCTION

A.	Requested Relief

Sixth Street Specialty Lending, Inc. (the “Company”) and its related entities identified in Section I.B below, hereby request an order (the “Order”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”)1 and Rule 17d-1 thereunder2 authorizing certain joint transactions that otherwise would be prohibited by either or both of Sections 17(d) and 57(a)(4) as modified by the exemptive rules adopted by the U.S. Securities and Exchange Commission (the “Commission”) under the Act.

In particular, the relief requested in this amended and restated application (the “Application”) would allow a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds and/or Sixth Street Proprietary Accounts (each as defined below) to participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under Section 17(d) or Section 57(a)(4) and the rules under the Act (the “Co-Investment Program”). All existing entities that currently intend to rely on the Order have been named as Applicants (defined below) and any existing or future entities that may rely on the Order in the future will comply with the terms and Conditions (defined below) set forth in this Application.

The Order sought by this Application would supersede an exemptive order issued by the Commission to the Company on November 18, 2014 under Sections 17(d) and 57(i) of the Act and Rule 17d-1 under the Act permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act (the “Prior Order”), with the result that no person will continue to rely on the Prior Order if the Order is granted.3

[1]	Unless otherwise indicated, all section references herein are to the Act.
[2]	Unless otherwise indicated, all rule references herein are to rules under the Act.
[3]

TPG Specialty Lending, Inc., et al. (File No. 812-13980) Release No. IC-31379 (December 16, 2014) (order), Release No. IC-31338 (November 18, 2014) (notice). The Company changed its name from TPG Specialty Lending, Inc. to Sixth Street Specialty Lending, Inc. subsequent to issuance by the Commission of the Prior Order.

B.	Applicants Seeking Relief

•

The Company, a Delaware corporation structured as an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC (as defined below) under the Act.

•	TC Lending, LLC, a Wholly-Owned Investment Sub (as defined below) of the Company.

•

The following investment vehicles, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) (the “Existing Affiliated Funds” and collectively with the Company, TC Lending, LLC, and the Existing Advisers, the Applicants (as defined below)):

•

Sixth Street Opportunities Partners III (A), L.P., Sixth Street Opportunities Partners III (B), L.P., Sixth Street Opportunities Partners III (C), L.P., TOP III Delaware AIV I-A, L.P., and TOP III Delaware AIV I-B, L.P. (collectively, the “Opps III Funds”);

•

TSSP Opportunities Partners IV (A), L.P., TSSP Opportunities IV (B), L.P., TSSP Opportunities Partners IV (C), L.P., TOP IV Delaware AIV I-A, L.P., and TOP IV Delaware AIV I-B, L.P., TOP IV Lending, LLC (collectively, the “Opps IV Funds”);

•

Sixth Street Opportunities Partners V (A), L.P., Sixth Street Opportunities Partners V (B), L.P., Sixth Street Opportunities Partners V (C), L.P., Sixth Street Opps V Delaware AIV I-A, L.P., and Sixth Street Opps V Delaware AIV I-B, L.P., Opps V Lending, LLC (collectively, the “Opps V Funds”);

•

Sixth Street TAO Partners, L.P., Sixth Street TAO Partners (A), L.P., Sixth Street TAO Partners (B), L.P., Sixth Street TAO Partners (C), L.P., Sixth Street TAO Partners (D), L.P., Sixth Street TAO Partners (E), L.P., Sixth Street TAO Partners (F), L.P., Super TAO Contingent MA, L.P., Knight TAO, L.P., Super TAO MA, L.P., PSERS TAO Partners Parallel Fund, L.P., TAO (B) AIV II-A, L.P., TAO (C) AIV II-A, L.P., TAO (D) AIV II-A, L.P., and TAO (E) AIV II-A, L.P., TDL Lending, LLC (collectively, the “TAO Funds”);

•

TSSP Capital Solutions (A), L.P., TSSP Capital Solutions (B), L.P., and TSSP Capital Solutions (A) AIV, L.P., and TSSP Capital Solutions (B) AIV, L.P., TCS Lending, LLC (collectively, the “Growth I Funds”);

•

Sixth Street Growth Partners II (A), L.P.; Sixth Street Growth Partners II (B), L.P.; Sixth Street Growth II (A) AIV, L.P.; and Sixth Street Growth II (B) AIV, L.P. (collectively, the “Growth II Funds”);

•

Sixth Street Fundamental Strategies Partners (A), L.P., Sixth Street Fundamental Strategies Partners (B), L.P., Sixth Street FS AIV I-A, L.P., and Sixth Street FS AIV I-B, L.P., FS I Lending, LLC (collectively, the “FS Funds”);

•	Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe II, L.P., and Super TSLE, L.P. (collectively, the “SLE Funds”);

•	Sixth Street Agriculture Partners (A), L.P. (the “Agriculture Fund”);

•

Sixth Street Bluegrass Strategic Holdings I, L.P., Sixth Street Willow Strategic Holdings I, L.P., Sixth Street Cottonwood Strategic Holdings I, L.P., Sixth Street Dogwood Strategic Holdings I, L.P., and Sixth Street Red Pine Strategic Holdings I, L.P. (collectively, the “SH Funds”);

•	Sixth Street CMS Dynamic Credit Fund, L.P. (the “CMS Fund”);

•

TICP CLO V 2016-1, Ltd., TICP CLO VI 2016-2, Ltd.; TICP CLO VII, Ltd.; TICP CLO VIII, Ltd.; TICP CLO IX, Ltd.; TICP CLO X, Ltd.; TICP CLO XI, Ltd.; TICP CLO XII, Ltd.; TICP CLO XIII, Ltd.; TICP CLO XIV, Ltd.; TICP CLO XV, Ltd.; Sixth Street CLO XVI, Ltd.; Sixth Street CLO XVII, Ltd; Sixth Street CLO XVIII, Ltd., and Sixth Street CLO XIX, Ltd. (collectively, the “CLO Funds”);

•

TSSP Rotational Credit Fund, L.P.; Sixth Street Wheeler Peak Rotational Credit Fund I, LLC; Sixth Street Rotational Credit Fund III, L.P.; TSSP Structured Credit Opportunities Fund, L.P.; Sixth Street Structured Credit Opportunities Fund II, L.P.; Sixth Street Structured Credit Opportunities Fund III, L.P.; Sixth Street Structured Credit Opportunities Fund IV, L.P.; and Sixth Street Structured Credit Opportunities Fund V, L.P. (collectively, the “CMS Non-Equity Funds”); and

•

TICP CLO Partners II, L.P., TICP CLO Holdings, L.P., TSSP Institutional Credit Partners III, L.P., Sixth Street Credit Market Strategies Partners I, L.P., Sixth Street Credit Market Strategies Partners I-A, L.P., and TICP III Cayman, Ltd. (collectively, the “CMS Equity Funds”).

•

The following investment advisers (the “Existing Advisers”), each of which is a Delaware limited liability company that is registered as an investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”):

•	Sixth Street Specialty Lending Advisers, LLC (“Sixth Street Specialty Lending Advisers”), which serve as investment adviser to the Company;

•	Sixth Street Opportunities III Management, LLC (“Opps III Management”), which serves as investment adviser to the Opps III Funds;

•	TSSP Opportunities IV Management, LLC (“Opps IV Management”), which serves as investment adviser to the Opps IV Funds;

•	Sixth Street Opportunities V Management, LLC (“Opps V Management”), which serves as investment adviser to the Opps V Funds;

•	Sixth Street TAO Management, LLC (“TAO Management”), which serves as investment adviser to the TAO Funds;

•	TSSP Capital Solutions I Management, LLC (“Growth I Management”), which serves as investment adviser to the Growth I Funds;

•	Sixth Street Growth II Management, LLC (“Growth II Management”), which serves as investment adviser to the Growth II Funds;

•	Sixth Street Fundamental Strategies I Management, LLC (“FS Management”), which serves as the investment adviser to the FS Funds;

•	Sixth Street Agriculture Management, LLC (“Agriculture Management”), which serves as the investment adviser to the Agriculture Fund;

•	Sixth Street Strategic Holdings Management, LLC (“SH Management”), which serves as the investment adviser to the SH Funds;

•	Sixth Street CMS Dynamic Credit Management, LLC (“CMS Management”), which serves as the investment adviser to the CMS Fund;

•

TICP CLO V 2016-1 Management, LLC; TICP CLO VI 2016-2 Management, LLC; TICP CLO VII Management, LLC; TICP CLO VIII Management, LLC; TICP CLO IX Management, LLC; TICP CLO X Management, LLC; TICP CLO XI Management, LLC; TICP CLO XII Management, LLC; TICP CLO XIII Management, LLC; TICP CLO XIV Management, LLC; TICP CLO XV Management, LLC; Sixth Street CLO XVI Management, LLC; Sixth Street CLO XVII Management, LLC; Sixth Street CLO XVIII Management, LLC, and Sixth Street CLO XIX Management, LLC (collectively, the “CLO Management Entities”) each of which serves as the investment adviser to the applicable CLO Fund;

•

TSSP Rotational Credit Management, LLC; Sixth Street Rotational Credit II Management, LLC; Sixth Street Rotational Credit III Management, LLC; TSSP Structured Credit Opportunities Management, LLC; Sixth Street Structured Credit Opportunities II Management, LLC; Sixth Street Structured Credit Opportunities III Management, LLC; Sixth Street Structured Credit Opportunities IV Management, LLC; and Sixth Street Structured Credit Opportunities V Management, LLC (collectively, the “CMS Non-Equity Management Entities”) each of which serves as the investment adviser to the applicable CMS Non-Equity Fund;

•

Sixth Street CLO Advisers II, LLC, TSSP Institutional Credit III Management, LLC, and Sixth Street Credit Market Strategies Management, LLC (collectively the “CMS Equity Management Entities”) each of which serves as the investment adviser to the applicable CMS Equity Fund;

•

Sixth Street Specialty Lending Europe I Management, LLC and Sixth Street Specialty Lending Europe II Management, LLC (collectively, the “SLE Management Entities”), which serves as investment adviser to the SLE Funds (and together with Opps III Management, Opps IV Management, Opps V Management, TAO Management, Growth I Management, Growth II Management, FS Management, Agriculture Management, SH Management, CMS Management, the CLO Management Entities and the CMS Non-Equity Management Entities, the “Sixth Street Management Companies”);

•

Sixth Street Advisers, LLC (“Sixth Street Advisers”), which solely controls each of the Sixth Street Management Companies and is itself an investment adviser that provides investment advisory services related to certain investment vehicles sponsored by Sixth Street (as defined below); and

•	TSSP Holdco Management, LLC (“Sixth Street Holdco”), a Delaware limited liability company that controls each of the Existing Advisers.

Applicants do not seek relief for transactions that would be permitted under other regulatory or interpretive guidance, including, for example, transactions effected consistent with Commission staff no-action positions.4

[4]	See the JT No-Action Letters (as defined below).

C.	Defined Terms

“Adviser” means, collectively, the Existing Advisers together with any future investment adviser that (i) controls, is controlled by or is under common control with any of the Existing Advisers, (ii) is registered as an investment adviser under the Advisers Act and (iii) is not a Regulated Fund (defined below) or a subsidiary of a Regulated Fund.

“Affiliated Fund” means any Existing Affiliated Fund, any Future Affiliated Fund or any Sixth Street Proprietary Account (as defined below).

“Applicants” means the Company, the Existing Affiliated Funds, the Existing Advisers, and Sixth Street Holdco, each on behalf of itself and its successors.5

“BDC” means a business development company under the Act. Section 2(a)(48) defines a BDC to be any closed-end investment company that operates for the purpose of making investments in securities described in Section 55(a)(1) through 55(a)(3) and makes available significant managerial assistance with respect to the issuers of such securities.

“Board” means the board of directors (or the equivalent) of the applicable Regulated Fund.

“Board-Established Criteria” means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which an Adviser to such Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund’s Objectives and Strategies (defined below). If no Board-Established Criteria are in effect, then the Regulated Fund’s Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund’s then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, geographical location of the issuer, minimum EBITDA of the issuer, type of investment, asset class of the investment opportunity or required commitment size, and not on characteristics that solely involve a discretionary assessment. An Adviser to the Regulated Fund may from time to time recommend criteria for the Board’s consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Directors (defined below). The Independent Directors of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

“Close Affiliate” means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to Section 2(a)(3)(D).

“Co-Investment Transaction” means any transaction in which one or more Regulated Funds (or its Wholly-Owned Investment Sub (defined below)) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order.

“Disposition” means the sale, exchange or other disposition of an interest in a security of an issuer.

“Eligible Directors” means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund’s Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act (treating any registered investment company or series thereof as a BDC for this purpose).

“Follow-On Investment” means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[5]	The term successor, as applied to any Adviser, means an entity which results from a reorganization into another jurisdiction or change in the type of business organization.

“Future Affiliated Fund” means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-Investment Program.

“Future Regulated Fund” means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC; (b) whose investment adviser is an Adviser; and (c) that intends to participate in the Co-Investment Program.

“Independent Director” means a member of the Board of any relevant entity who is not an “interested person” as defined in Section 2(a)(19) of the Act. No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

“JT No-Action Letters” means SMC Capital, Inc., SEC No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC No-Action Letter (pub. avail. June 7, 2000).

“Objectives and Strategies” means a Regulated Fund’s investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act of 1933 (the “Securities Act”) or under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and its most current report to stockholders.

“Potential Co-Investment Transaction” means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.

“Pre-Boarding Investments” are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction:

i.)	in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters; or

ii.)	in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

“Regulated Funds” means the Company and any Future Regulated Funds.

“Related Party” means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate.

“Remote Affiliate” means any person described in Section 57(e) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and any limited partner holding 5% or more of the relevant limited partner interests in Affiliates that would be a Close Affiliate but for the exclusion in that definition.

“Required Majority” means a required majority, as defined in Section 57(o) of the Act.6

“SBIC Subsidiary” means a Wholly-Owned Investment Sub that is licensed by the Small Business Administration (the “SBA”) to operate under the Small Business Investment Act of 1958, as amended (the “SBA Act”), as a small business investment company.

[6]

In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

“Sixth Street” means the investment management platform presently referred to collectively as “SSP” or “Sixth Street Partners,” of which each of the Applicants is a part.

“Sixth Street Proprietary Account” means any direct or indirect, wholly- or majority-owned subsidiary of either of Sixth Street Holdco, or any entity that controls or is under common control with Sixth Street Holdco, including in each case that is formed in the future that, from time to time, may hold various financial assets in a principal capacity.

“Tradable Security” means a security acquired in a Co-Investment Transaction that meets the following criteria at the time of Disposition:

(i)	it trades on a national securities exchange or designated offshore securities market as defined in rule 902(b) under the Securities Act (an “Exchange”);

(ii)	it is not subject to restrictive agreements with the issuer or other security holders; and

(iii)

it trades with sufficient volume and liquidity (findings as to which are documented by an Adviser to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

“Wholly-Owned Investment Sub” means an entity (i) that is wholly owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund (and, in the case of an SBIC Subsidiary, maintains a license under the SBA Act and issues debentures guaranteed by the SBA); (iii) with respect to which such Regulated Fund’s Board has the sole authority to make all determinations with respect to the entity’s participation under the Conditions to this Application; and (iv) that would be an investment company but for Section 3(c)(1), 3(c)(5)(C) or 3(c)(7) of the Act. TC Lending, LLC is a Wholly-Owned Investment Sub of the Company.

II.	APPLICANTS

A.	The Company

The Company was organized as a Delaware corporation on July 21, 2010 for the purpose of operating as an externally managed specialty finance investment company. The Company has elected to be regulated as a BDC under the Act. In connection with that election, the Company has registered its shares under the Exchange Act, and is thus subject to the periodic reporting requirements of the Exchange Act.

The Company initially raised capital through private offerings in reliance on the exemption from the registration requirements under the Securities Act set forth under Section 4(a)(2) thereof. The Company completed the initial public offering of its shares of common stock on March 26, 2014. The Company’s common stock is traded on the New York Stock Exchange under the symbol “TSLX.” As of June 30, 2021, the Company had 72,649,683 shares of common stock outstanding.

The Company’s current investment objective and strategy is to generate current income by targeting investments with favorable risk-adjusted returns. The Company seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities.

The Company has elected to be treated as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended, and operates in a manner so as to qualify for the tax treatment applicable to RICs.

The Board of the Company (the “TSLX Board”) is comprised of nine directors, five of whom are Independent Directors.

Members of the TSLX Board

Joshua Easterly

Michael Fishman

Jennifer Gordon

David Stiepleman

Hurley Doddy (Independent Director)

Richard Higginbotham (Independent Director)

John Ross (Independent Director)

Judy Slotkin (Independent Director)

Ronald Tanemura (Independent Director)

No Independent Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

Each of the Affiliated Funds, described in more detail below, has, or will have, investment objectives and strategies that may overlap from time to time with the Company’s Objectives and Strategies. To the extent there is an investment that falls within these Objectives and Strategies, the Company may co-invest with one or more Affiliated Funds.

TC Lending, LLC is a Wholly-Owned Investment Sub of the Company, whose sole business purpose is to hold one or more investments on behalf of the Company. TC Lending, LLC is a separate and distinct legal entity. TC Lending, LLC is exempt from registration under Section 3(c)(7) of the Act.

B.	Sixth Street Specialty Lending Advisers

Sixth Street Specialty Lending Advisers, a Delaware limited liability company, is registered with the Commission as an investment adviser under the Advisers Act. Sixth Street Specialty Lending Advisers serves as investment adviser to the Company and is responsible for sourcing potential investments, conducting research and due diligence on prospective investments and equity sponsors, analyzing investment opportunities, structuring the Company’s investments, and monitoring such investments and portfolio companies, on an ongoing basis. Sixth Street Specialty Lending Advisers may in the future serve as an investment adviser to one or more Future Regulated Funds or Future Affiliated Funds. Sixth Street Specialty Lending Advisers may be deemed to be controlled by Sixth Street Holdco.

C.	The Existing Affiliated Funds

The Opps III Funds

The Opps III Funds are a series of private investment vehicles formed primarily to pursue actively managed global opportunistic credit and special situations investments in corporate and real estate backed investments. The Opps III Funds are comprised of a series of parallel investment vehicles that generally invest side-by-side in each portfolio investment.7 The investors in the Opps III Funds are primarily “qualified purchasers,” as defined in the Act, including, among others, high net worth individuals, banks, thrift institutions, pension and profit sharing plans, trusts, estates, charitable organizations, corporations, limited partnerships and limited companies.

[7]

Included within the roster of Existing Affiliated Funds referenced throughout this Application are various alternative investment vehicles (individually, an “AIV”). Such AIVs are generally used if a primary fund encounters legal, tax, business, accounting or regulatory impediments to the making of a potential investment, or such primary fund’s general partner determines that having one or more main fund limited partners make a potential investment or hold an existing investment through an AIV would be more favorable to the primary fund or the limited partners from a tax, legal, business, accounting or regulatory perspective. For purposes of this Application, we do not distinguish between AIVs and traditional parallel investment vehicles that may collectively comprise a particular fund family when referencing “parallel investment vehicles” within that fund family.

Each Opps III Fund relies on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each Opps III Fund is Sixth Street Opportunities GenPar III, L.P., and the investment adviser to each Opps III Fund is Opps III Management. Each Opps III Fund intends to co-invest with the Company during its applicable investment period.

The Opps IV Funds

The Opps IV Funds are a series of private investment vehicles that are successor vehicles to the Opps III Funds, and thus are structured similarly to the Opps III Funds and pursue a similar investment strategy. The Opps IV Funds are comprised of a series of parallel investment vehicles that generally invest side-by-side in each portfolio investment. Similar to the Opps III Funds, the Opps IV Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each Opps IV Fund is TSSP Opportunities GenPar IV, L.P., and the investment adviser to each Opps IV Fund is Opps IV Management. Each Opps IV Fund intends to co-invest with the Company during its applicable investment period.

The Opps V Funds

The Opps V Funds are a series of private investment vehicles that are successor vehicles to the Opps III Funds and the Opps IV Funds, and thus are structured similarly to the Opps III Funds and the Opps IV Funds and pursue a similar investment strategy. The Opps V Funds are comprised of a series of parallel investment vehicles that will generally invest side-by-side in each portfolio investment. Similar to the Opps III Funds and the Opps IV Funds, the Opps V Funds intend to (i) raise capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each Opps V Fund is Sixth Street Opportunities GenPar V, L.P., and the investment adviser to each Opps V Fund is Opps V Management. Each Opps IV Fund intends to co-invest with the Company during its applicable investment period.

The TAO Funds

The TAO Funds are a series of private investment vehicles formed primarily to generate attractive returns through the purchase or origination of opportunistic special situations and middle market direct lending investments across the credit cycle. The TAO Funds may also co-invest with investment vehicles sponsored by Sixth Street on an opportunistic basis. Similar to the Opps III Funds, the Opps IV Funds and the Opps V Funds, the TAO Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each TAO Fund is Sixth Street TAO GenPar, L.P., and the investment adviser to each TAO Fund is TAO Management. Each TAO Fund intends to co-invest with the Company during its applicable investment period.

The Growth I Funds

The Growth I Funds are a series of private investment vehicles formed primarily to generate attractive returns through the purchase or origination of downside-protected credit and equity investments in late-stage growth companies. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds and the TAO Funds, the Growth I Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each Growth I Fund is TSSP Capital Solutions GenPar, L.P., and the investment adviser to each Growth I Fund is Growth I Management. Each Growth I Fund intends to co-invest with the Company during its applicable investment period.

The Growth II Funds

The Growth II Funds are a series of private investment vehicles that are successor vehicles to the Growth I Funds, and thus are structured similarly to the Growth I Funds and pursue a similar investment strategy. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds and the Growth I Funds, the Growth I Funds intend to (i) raise capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each Growth II Fund is Sixth Street Growth GenPar II, L.P., and the investment adviser to each Growth II Fund is Growth II Management. Each Growth II Fund intends to co-invest with the Company during its applicable investment period.

The SLE Funds

The SLE Funds are a series of private investment vehicles formed primarily to generate attractive risk-adjusted returns across credit cycles primarily through the direct origination of European middle-market credit investments. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, Growth I Funds, the Growth II Funds, and the SLE Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). Sixth Street Specialty Lending Europe GenPar I, L.P. serves as the general partner of Sixth Street Specialty Lending Europe I, L.P., Sixth Street Specialty Lending Europe GenPar II, L.P. serves as the general partner of Sixth Street Specialty Lending Europe II, L.P., and Super TSLE GenPar, L.P. serves as the general partner of Super TSLE, L.P. The investment adviser to the SLE Funds is SLE Management. Each SLE Fund intends to co-invest with the Company during its applicable investment period.

The FS Funds

The FS Funds are a series of private investment vehicles formed primarily to generate attractive risk-adjusted returns across credit cycles primarily through the purchase of secondary stressed credit along with other special situations investments. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, and the SLE Funds, the FS Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). The general partner of each FS Fund is Sixth Street Fundamental Strategies GenPar, L.P. The investment adviser to each FS Fund is FS Management. Each FS Fund intends to co-invest with the Company during its applicable investment period.

Agriculture Fund

The Agriculture Fund is a private investment vehicle formed primarily to generate attractive risk-adjusted returns through long-term investments in fundamentally attractive agricultural assets. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds and the FS Funds, the Agriculture Fund (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). Sixth Street Agriculture GenPar, L.P. serves as the general partner of the Agriculture Fund. The investment adviser to the Agriculture Fund is Agriculture Management. The Agriculture Fund intends to co-invest with the Company during its applicable investment period.

SH Funds

The SH Funds are a series of private investment vehicles formed primarily to co-invest with Affiliated Funds on the Sixth Street platform. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds, the FS Funds, and the Agriculture Fund, the SH Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). Sixth Street Strategic Holdings GenPar, LLC serves as the general partner of the SH Funds. The investment adviser to each SH Fund is SH Management. Each SH Fund intends to co-invest with the Company during its applicable investment period.

CMS Fund

The CMS Fund is a private investment vehicle formed primarily to generate attractive risk-adjusted returns primarily through the purchase of performing corporate credit and structured credit investments. Similar to the Opps III Funds, the Opps IV Funds, Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds, the FS Funds, the Agriculture Fund and the SH Funds, the CMS Fund intends to (i) raise capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). Sixth Street CMS Dynamic Credit GenPar, LLC serves as the general partner of the CMS Fund. The investment adviser to the CMS Fund is CMS Management. The CMS Fund intends to co-invest with the Company during its applicable investment period.

The CLO Funds

The CLO Funds are a series of private investment vehicles formed primarily to issue collateralized loan obligations backed primarily by broadly syndicate bank loans, bonds and other performing credit instruments. The CLO Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified institutional buyers,”, as defined in rule 144A under the Securities Act and “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(7). The investment adviser of each CLO Fund is the applicable CLO Management entity. Each CLO Fund intends to co-invest with the Company during its applicable investment period.

The CMS Non-Equity Funds

The CMS Non-Equity Funds are a series of private investment vehicles formed primarily to invest in performing corporate credit and/or and structured credit investments. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds, the FS Funds, the SH Funds, and the CMS Fund, the CMS Non-Equity Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7).

TSSP Rotational Credit Fund GenPar, L.P. serves as the general partner of TSSP Rotational Credit Fund, L.P., Sixth Street Rotational Credit Fund GenPar II, L.P. serves as the managing member of Sixth Street Wheeler Peak Rotational Credit Fund I, LLC, Sixth Street Rotational Credit Fund GenPar III, L.P. serves as the general partner of Sixth Street Rotational Credit Fund III, L.P., TSSP Structured Credit Opportunities Fund GenPar, L.P. serves as the general partner of TSSP Structured Credit Opportunities Fund, L.P., TSCOF SPV GP, LLC serves as the general partner of Sixth Street Structured Credit Opportunities Fund II, L.P., Sixth Street Structured Credit Opportunities GenPar III, L.P. serves as the general partner of Sixth Street Structured Credit Opportunities Fund III, L.P., Sixth Street Structured Credit Opportunities GenPar IV, LLC serves as the general partner of Sixth Street Structured Credit Opportunities Fund IV, L.P., and Sixth Street Structured Credit Opportunities GenPar V, L.P. serves as the general partner of Sixth Street Structured Credit Opportunities Fund V, L.P. The investment adviser to each CMS Non-Equity Fund is the applicable CMS Non-Equity Management entity. Each CMS Non-Equity Fund intends to co-invest with the Company during its applicable investment period.

The CMS Equity Funds

The CMS Equity Funds are a series of private investment vehicles formed primarily to invest in the most subordinated tranches of debt or equity of collateralized loan obligation issuers, including the CLO Funds. Similar to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds, the FS Funds, the SH Funds, the CMS Fund, and the CMS Non-Equity Funds, the CMS Equity Funds (i) raised capital through the private placement of interests, (ii) primarily have “qualified purchasers,” as defined in the Act, as investors, and (iii) rely on the exception from the definition of “investment company” under the Act provided in Section 3(c)(1) or 3(c)(7). TICP CLO GenPar II, LLC serves as the general partner of TICP CLO Partners II L.P., and TICP CLO Holdings, L.P., TSSP Institutional Credit GenPar III, L.P. serves as the general partner of TSSP Institutional Credit Partners III, L.P., and Sixth Street Credit Market Strategies GenPar, L.P. serves as the general partner of Sixth Street Credit Market Strategies Partners I, L.P., and Sixth Street Credit Market Strategies Partners I-A, L.P. The investment adviser to each CMS Equity Fund is the applicable CMS Equity Management entity. Each CMS Equity Fund intends to co-invest with the Company during its applicable investment period.

D.	Existing Advisers to Affiliated Funds

Sixth Street Advisers is organized as a Delaware limited liability company and is registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act. Sixth Street Advisers provides investment advisory services across a wide variety of asset classes and investment themes pursued by investment vehicles that are sponsored by Sixth Street, and may from time to time offer advice on investment strategies in a variety of instruments, including bonds, equities and other securities (including asset-backed and other structured securities), loans (including bank loans), receivables, assets, claims, derivatives (including those that derive their value from the foregoing), all from a broad range of issuers and counterparties in a broad range of markets.

Each of the Sixth Street Management Companies is organized as a Delaware limited liability company and is a solely controlled subsidiary of Sixth Street Advisers. Each such entity is also registered with the Commission as an investment adviser pursuant to Section 203 of the Advisers Act and is listed as a relying adviser on the Form ADV of Sixth Street Advisers.

Each of Opps III Management, Opps IV Management, Opps V Management, TAO Management, Growth I Management, Growth II Management, the SLE Management Entities, FS Management, Agriculture Management, SH Management, CMS Management, the CLO Management Entities, the CMS Non-Equity Management Entities, and the CMS Equity Management Entities is the investment adviser to the Opps III Funds, the Opps IV Funds, the Opps V Funds, the TAO Funds, the Growth I Funds, the Growth II Funds, the SLE Funds, the FS Funds, the Agriculture Fund, the SH Funds, the CMS Fund, the CLO Funds, the CMS Non-Equity Funds, and the CMS Equity Funds, respectively. Sixth Street Advisers and each of the Sixth Street Management Companies also provide or will provide investment advisory services to a number of other Affiliated Funds that are not registered under the Act and whose securities are not registered under the Securities Act.

E.	Sixth Street Holdco

Sixth Street Holdco is a Delaware limited liability company that controls each of the Existing Advisers and is a part of Sixth Street. Sixth Street is a global finance and investment firm with over $50 billion of assets under management as of June 30, 2021.

III.	ORDER REQUESTED

Applicants respectfully request an Order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), a Regulated Fund and one or more other Regulated Funds and/or one or more Affiliated Funds to enter into Co-Investment Transactions with each other.

The Regulated Funds and the Affiliated Funds seek relief to enter into Co-Investment Transactions because such Co-Investment Transactions would otherwise be prohibited by either or both of Section 17(d) or Section 57(a)(4) and the Rules under the Act. This Application seeks relief in order to (i) enable the Regulated Funds and Affiliated Funds to avoid, among other things, the practical commercial and/or economic difficulties of trying to structure, negotiate and persuade counterparties to enter into transactions while awaiting the granting of the relief requested in individual applications with respect to each Co-Investment Transaction that arises in the future and (ii) enable the Regulated Funds and the Affiliated Funds to avoid the significant legal and other expenses that would be incurred in preparing such individual applications.

Similar to the standard precedent used for the majority of co-investment applications, including the Prior Order (collectively, the “Standard Precedent”), Applicants seek relief that would permit Co-Investment Transactions in the form of initial investments, Follow-On Investments and Dispositions of investments in an issuer. In these cases, the terms and Conditions of this Application would govern the entire lifecycle of an investment with respect to a particular issuer, including both the initial investment and any subsequent transactions. Unlike the Standard Precedent, Applicants also seek the ability to make Follow-On Investments and Dispositions in issuers where the Regulated Funds and Affiliated Funds did not all make their initial investments in reliance on the Order. Applicants seek this flexibility because the Regulated Funds and Affiliated Funds may, at times, invest in the same issuer without engaging in a prohibited joint transaction but then find that subsequent transactions with that issuer would be prohibited under the Act. Through the proposed “onboarding process,” discussed below, Applicants would, under certain circumstances, be permitted to rely on the Order to complete subsequent Co-Investment Transactions. In Section III.A.1 below, Applicants first discuss the overall investment process that would apply to initial investments under the Order as well as subsequent transactions with issuers. In Sections III.A.3 and III.A.4 below, Applicants discuss additional procedures that apply to Follow-On Investments and Dispositions, including the onboarding process that applies when initial investments were made without relying on the Order.

A.	Overview

Applicants include the Existing Advisers, which currently collectively manage the Company and several private funds, including the Existing Affiliated Funds, with aggregate assets under management of approximately $50 billion as of June 30, 2021. Each Existing Adviser is registered as an investment adviser with the Commission under the Advisers Act. Each Existing Adviser manages the assets entrusted to it by its clients in accordance with its fiduciary duties to those clients and, in the case of the Company, the Act.

The Existing Advisers are presented with hundreds of investment opportunities each year on behalf of their respective clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of the clients of such Existing Advisers across the entirety of the Sixth Street platform, and without violating the prohibitions on joint transactions included in Rule 17d-1 and Section 57(a)(4) under the Act.

Such investment opportunities may be joint transactions such that the Advisers may not include a Regulated Fund in the allocation if another Regulated Fund and/or any Affiliated Fund is participating. Once invested in a security, the Regulated Funds and Affiliated Funds often have the opportunity to either complete an additional investment in the same issuer or exit the investment in a transaction that may be a joint transaction. If a Regulated Fund and one or more Affiliated Funds are invested in an issuer, such funds may not participate in a Follow-On Investment or exit the investment if the terms of the transaction would be a prohibited joint transaction.

As a result, the Regulated Funds and Affiliated Funds are limited in the types of transactions in which they can participate with each other, and the Regulated Funds from time to time must forego transactions that would be beneficial to investors in the Regulated Funds. Applicants discuss the need for the requested relief in greater detail in section III.C below. Thus, Applicants are seeking the relief requested by the Application for certain initial investments, Follow-On Investments and Dispositions as described below.

An Adviser will seek to allocate investment opportunities on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments, the applicable investment programs and portfolio positions, the clients for which participation is appropriate and any other factors deemed appropriate. As discussed below, these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions contained in the Order.

1. The Investment Process

The investment process consists of three stages: (i) the identification and consideration of investment opportunities (including Follow-On Investment opportunities); (ii) order placement and allocation; and (iii) consideration by each applicable Regulated Fund’s Board when a Potential Co-Investment Transaction is being considered by one or more Regulated Funds, as provided by the Order.

(a) Identification and Consideration of Investment Opportunities

Opportunities for Potential Co-Investment Transactions may arise when investment advisory personnel of an Adviser becomes aware of investment opportunities that may be appropriate for one or more Regulated Funds and one or more Affiliated Funds. If the requested Order is granted, an Adviser will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, an Adviser to the relevant Regulated Funds is promptly notified and receives the same information about the opportunity as any other Adviser considering the opportunity for its clients. In particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the then-current Objectives and Strategies and any Board-Established Criteria of a Regulated Fund, the policies and procedures will require that an Adviser to such Regulated Fund receive sufficient information to allow such Adviser to make its independent determination and recommendations under Conditions 1, 2(a), 6, 7, 8 and 9 (as applicable).8 In addition, the policies and procedures will specify the individuals or roles responsible for carrying out the policies and procedures, including ensuring that an Adviser receives such information. After receiving notification of a Potential Co-Investment Transaction under Condition 1(a), an Adviser to each applicable Regulated Fund will then make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of an Adviser to a Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board Established Criteria of such Regulated Fund. Applicants assert that an Adviser’s allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then current Objectives and Strategies and Board Established Criteria of such Regulated Fund.

(b) Order Placement and Allocation

General. If an Adviser to a Regulated Fund deems the Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate, it will formulate a recommendation regarding the proposed order amount for the Regulated Fund. In doing so, an Adviser may consider such factors, among others, as investment guidelines, issuer, industry and/or geographical concentration, availability of cash and other opportunities for which cash is needed, tax considerations, leverage covenants, regulatory constraints (such as requirements under the Act), investment horizon, potential liquidity needs, and the Regulated Fund’s risk concentration policies.

Allocation Procedure. For each Regulated Fund and Affiliated Fund whose Adviser recommends participating in a Potential Co-Investment Transaction, such Adviser will approve an investment amount to be allocated to each Regulated Fund and/or Affiliated Fund participating in the Potential Co-Investment Transaction. Prior to the External Submission (as defined below), each proposed order amount may be reviewed and adjusted, in accordance with an Adviser’s written allocation policies and procedures.9 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “Internal Order.” If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer, borrower and/or issuer, as applicable (the “External Submission”), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity, immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.10 The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its “External Order.” The External Order will be submitted for approval by the Required Majority of any participating Regulated Funds in accordance with the Conditions and as discussed in section III.A.1(c) below.

[8]

An Adviser has the authority to approve or reject recommended investment opportunities falling within a Regulated Fund’s Objectives and Strategies and any Board-Established Criteria. Accordingly, the policies and procedures may provide, for example, that an Adviser will receive the information required under Condition 1 in conjunction with the participation of its investment advisory personnel in any relevant meetings where an investment opportunity is discussed. For each Potential Co-Investment Transaction, an Adviser will document its recommendation.

[9]	The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.
[10]

The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Fund’s order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with the Conditions.

If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity or the facts and circumstances applicable to the Regulated Funds’ or the Affiliated Funds’ consideration of the opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain; provided that, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, an Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Condition 2, 6, 7, 8 or 9, as applicable.

Compliance. Applicants represent that an Advisers’ allocation review process will be a robust process designed as part of their overall compliance policies and procedures to ensure that every client is treated fairly and that the Advisers are following their allocation policies. The allocation process will be monitored and reviewed by the Sixth Street platform’s compliance team, including each designated chief compliance officer for an Adviser or Regulated Fund, and approved by the Board of each Regulated Fund.

(c) Approval of Potential Co-Investment Transactions

A Regulated Fund will enter into a Potential Co-Investment Transaction with one or more other Regulated Funds and/or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, the Required Majority approves it in accordance with the Conditions of this Order.

A Regulated Fund may participate in Pro Rata Dispositions (defined below) and Pro Rata Follow-On Investments (defined below) without obtaining prior approval of the Required Majority in accordance with Conditions 6(c)(i) and 8(b)(i).

2. Delayed Settlement

All Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten (10) business days after the settlement date for the Regulated Fund, and vice versa, for one of two reasons. First, this may occur when the Affiliated Fund or Regulated Fund is not yet fully funded because, when the Affiliated Fund or Regulated Fund desires to make an investment, it must call capital from its investors to obtain the financing to make the investment, and in these instances, the notice requirement to call capital could be as much as ten (10) business days. Accordingly, if a fund has called committed capital from its investors but the investors have not yet funded the capital calls, it may need to delay settlement during the notice period. Second, delayed settlement may also occur where, for tax or regulatory reasons, an Affiliated Fund or Regulated Fund does not purchase new issuances immediately upon issuance but only after a short seasoning period of up to ten (10) business days. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten (10) days of each other.

Applicants believe that an earlier or later settlement date does not create any additional risk for the Regulated Funds. As described above, the date of commitment will be the same and all other terms, including price, will be the same. Further, the investments by the Regulated Funds and the Affiliated Funds will be independent from each other, and a Regulated Fund would never take on the risk of holding more of a given security than it would prefer to hold in the event that an Affiliated Fund or another Regulated Fund did not settle as expected.

3. Permitted Follow-On Investments and Approval of Follow-On Investments

From time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested and continue to hold an investment. If the Order is granted, Follow-On Investments will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with the proposed procedures discussed above and with the Conditions of the Order.

The Order would divide Follow-On Investments into two categories depending on whether the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for that issuer. If all such Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the process discussed in Section III.A.3(a) below and governed by Condition 8. These Follow-On Investments are referred to as “Standard Review Follow-Ons.” If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the “onboarding process” discussed in Section III.A.3(b) below and governed by Condition 9. These Follow-On Investments are referred to as “Enhanced Review Follow-Ons.”

(a) Standard Review Follow-Ons

A Regulated Fund may invest in Standard Review Follow-Ons either with the approval of the Required Majority using the procedures required under Condition 8(c) or, where certain additional requirements are met, without Board approval under Condition 8(b).

A Regulated Fund may participate in a Standard Review Follow-On without obtaining the prior approval of the Required Majority if it is (i) a Pro Rata Follow-On Investment or (ii) a Non-Negotiated Follow-On Investment.

A “Pro Rata Follow-On Investment” is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate,11 immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in the Pro Rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund’s Eligible Directors in accordance with Condition 8(c).

A “Non-Negotiated Follow-On Investment” is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters.

Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and Non-Negotiated Follow-On Investments remain subject to the Board’s periodic review in accordance with Condition 10.

(b) Enhanced Review Follow-Ons

One or more Regulated Funds and/or one or more Affiliated Funds holding Pre-Boarding Investments may have the opportunity to make a Follow-On Investment that is a Potential Co-Investment Transaction in an issuer with respect to which they have not previously participated in a Co-Investment Transaction.

[11]	See note 25, below.

In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Follow-On Investment subject to the requirements of Condition 9. These enhanced review requirements constitute an “onboarding process” whereby Regulated Funds and Affiliated Funds may utilize the Order to participate in Co-Investment Transactions even though they already hold Pre-Boarding Investments. For a given issuer, the participating Regulated Funds and Affiliated Funds need to comply with these requirements only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 8 under the standard review process.

4. Dispositions

The Regulated Funds and Affiliated Funds may be presented with opportunities to sell, exchange or otherwise dispose of securities in a transaction that would be prohibited by Rule 17d-1 or Section 57(a)(4), as applicable. If the Order is granted, such Dispositions will be made in a manner that, over time, is fair and equitable to all of the Regulated Funds and Affiliated Funds and in accordance with procedures set forth in the proposed Conditions to the Order and discussed below.

The Order would divide these Dispositions into two categories: (i) if the Regulated Funds and Affiliated Funds holding investments in the issuer have previously participated in a Co-Investment Transaction with respect to the issuer and continue to hold any securities acquired in a Co-Investment Transaction for such issuer, then the terms and approval of the Disposition (hereinafter referred to as “Standard Review Dispositions”) would be subject to the process discussed in Section III.A.4(a) below and governed by Condition 6; and (ii) if the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition (hereinafter referred to as “Enhanced Review Dispositions”) would be subject to the same “onboarding process” discussed in Section III.A.4(b) below and governed by Condition 7.

(a) Standard Review Dispositions

A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority using the standard procedures required under Condition 6(d) or, where certain additional requirements are met, without Board approval under Condition 6(c).

A Regulated Fund may participate in a Standard Review Disposition without obtaining the prior approval of the Required Majority if (i) the Disposition is a Pro Rata Disposition or (ii) the securities are Tradable Securities and the Disposition meets the other requirements of Condition 6(c)(ii).

A “Pro Rata Disposition” is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition;12 and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund’s participation in Pro Rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund’s Board may refuse to approve, or at any time rescind, suspend or qualify, their approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund’s Eligible Directors.

In the case of a Tradable Security, approval of the Required Majority is not required for the Disposition if: (x) the Disposition is not to the issuer or any affiliated person of the issuer;13 and (y) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price. Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board’s periodic review in accordance with Condition 10.

[12]	See note 23, below.
[13]

In the case of a Tradable Security, Dispositions to the issuer or an affiliated person of the issuer are not permitted so that funds participating in the Disposition do not benefit to the detriment of Regulated Funds that remain invested in the issuer. For example, if a Disposition of a Tradable Security were permitted to be made to the issuer, the issuer may be reducing its short term assets (i.e., cash) to pay down long term liabilities.

(b) Enhanced Review Dispositions

One or more Regulated Funds and one or more Affiliated Funds that have not previously participated in a Co-Investment Transaction with respect to an issuer may have the opportunity to make a Disposition of Pre-Boarding Investments in a Potential Co-Investment Transaction. In these cases, the Regulated Funds and Affiliated Funds may rely on the Order to make such Disposition subject to the requirements of Condition 7. As discussed above, with respect to an investment in a given issuer, the participating Regulated Funds and Affiliated Funds need only complete the onboarding process for the first Co-Investment Transaction, which may be an Enhanced Review Follow-On or an Enhanced Review Disposition.14 Subsequent Co-Investment Transactions with respect to the issuer will be governed by Condition 6 or 8 under the standard review process.

5. Use of Wholly-Owned Investment Subs

A Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the applicable parent Regulated Fund that owns it and that the Wholly-Owned Investment Sub’s participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly.

Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund’s investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. The Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub’s participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund’s place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board of the parent Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

B.	Applicable Law

1. Section 17(d) and Section 57(a)(4)

Section 17(d) of the Act generally prohibits an affiliated person (as defined in Section 2(a)(3) of the Act), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such other participant.

Similarly, with regard to BDCs, Section 57(a)(4) prohibits certain persons specified in Section 57(b) from participating in a joint transaction with the BDC, or a company controlled by the BDC, in contravention of rules as prescribed by the Commission. In particular, Section 57(a)(4) applies to:

•	Any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is an affiliated person of the forgoing pursuant to Section 2(a)(3)(C); or

[14]

However, with respect to an issuer, if a Regulated Fund’s first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

•

Any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with, a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC);[15] or any person who is an affiliated person of any of the forgoing within the meaning of Section 2(a)(3)(C) or (D).

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(D) defines “any officer, director, partner, copartner, or employee” of an affiliated person as an affiliated person. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with that company. Under Section 2(a)(9) a person who beneficially owns, either directly or through one or more controlled companies, more than 25% of the voting securities of a company is presumed to control such company. The Commission and its staff have indicated on a number of occasions their belief that an investment adviser that provides discretionary investment management services to a fund and that sponsored, selected the initial directors, and provides administrative or other non-advisory services to the fund, controls such fund, absent compelling evidence to the contrary.16

2. Rule 17d-1

Rule 17d-1 generally prohibits an affiliated person (as defined in Section 2(a)(3)), or an affiliated person of such affiliated person, of a registered investment company acting as principal, from effecting any transaction in which the registered investment company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the registered investment company on a basis different from or less advantageous than that of such first or second tier affiliate. Rule 17d-1 generally prohibits participation by a registered investment company and an affiliated person (as defined in Section 2(a)(3)) or principal underwriter for that investment company, or an affiliated person of such affiliated person or principal underwriter, in any “joint enterprise or other joint arrangement or profit-sharing plan,” as defined in the rule, without prior approval by the Commission by order upon application.

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to persons subject to Sections 57(a) and (d) by Section 57(i) to the extent specified therein. Section 57(i) provides that, until the Commission prescribes rules under Sections 57(a) and (d), the Commission’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the Commission has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d).

Applicants seek relief pursuant to Rule 17d-1, which permits the Commission to authorize joint transactions upon application. In passing upon applications filed pursuant to Rule 17d-1, the Commission is directed by Rule 17d-1(b) to consider whether the participation of a registered investment company or controlled company thereof in the joint enterprise or joint arrangement under scrutiny is consistent with provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[15]

Also excluded from this category by Rule 57b-1 is any person who would otherwise be included (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is, within the meaning of Section 2(a)(3)(C) or (D) of the Act, an affiliated person of a person described in (a) above.

[16]

See, e.g., SEC Rel. No. IC-4697 (Sept. 8, 1966) (“For purposes of Section 2(a)(3)(C), affiliation based upon control would depend on the facts of the given situation, including such factors as extensive interlocks of officers, directors or key personnel, common investment advisers or underwriters, etc.”); Lazard Freres Asset Management, SEC No-Action Letter (pub. avail. Jan. 10, 1997) (“While, in some circumstances, the nature of an advisory relationship may give an adviser control over its client’s management or policies, whether an investment company and another entity are under common control is a factual question…”).

The Commission has stated that Section 17(d), upon which Rule 17d-1 is based, and upon which Section 57(a)(4) was modeled, was designed to protect investment companies from self-dealing and overreaching by insiders. The Commission has also taken notice that there may be transactions subject to these prohibitions that do not present the dangers of overreaching.17 The Court of Appeals for the Second Circuit has enunciated a like rationale for the purpose behind Section 17(d): “The objective of [Section] 17(d)…is to prevent…injuring the interest of stockholders of registered investment companies by causing the company to participate on a basis different from or less advantageous than that of such other participants.”18 Furthermore, Congress acknowledged that the protective system established by the enactment of Section 57 is “similar to that applicable to registered investment companies under Section 17, and rules thereunder, but is modified to address concerns relating to unique characteristics presented by business development companies.”19

Applicants believe that the Conditions would ensure that the conflicts of interest that Section 17(d) and Section 57(a)(4) were designed to prevent would be addressed and the standards for an order under Rule 17d-1 and Section 57(i) would be met.

C.	Need for Relief

Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons described by Rule 17d-1 and/or Section 57(b), as modified by Rule 57b-1 thereunder, as applicable vis-à-vis each participating Regulated Fund.

Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) an Adviser manages each of the Affiliated Funds and may be deemed to control any Future Regulated Fund and any Future Affiliated Fund, and (ii) an Adviser manages the Company pursuant to its investment advisory agreement. Thus, each of the Affiliated Funds could be deemed to be a person related to the Company in a manner described by Section 57(b) and related to Future Regulated Funds in a manner described by Rule 17d-1; and, therefore, the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Company and Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

In addition, because the Sixth Street Proprietary Accounts will be controlled by Sixth Street Holdco or an entity that either controls or is under common control with Sixth Street Holdco and, therefore, may be under common control with the Company, the Existing Advisers and any future Advisers, and any Future Regulated Funds, the Sixth Street Proprietary Accounts could be deemed to be persons related to the Regulated Funds (or a company controlled by the Regulated Funds) in a manner described by Section 17(d) or 57(b) and also prohibited from participating in the Co-Investment Program.

The Applicants acknowledge that some of the Affiliated Funds may not be funds advised by an Adviser because they are Sixth Street Proprietary Accounts (i.e., investing in a principal capacity). However, Applicants note that numerous of the previously ordered exemptive applications seeking similar co-investment relief have included proprietary accounts.20 The Applicants do not believe that the participation of the Sixth Street Proprietary Accounts in the Co-Investment Program would raise any regulatory or mechanical concerns different from those discussed with respect to Affiliated Funds that are advised by the Advisers.

[17]	See Protecting Investors: A Half-Century of Investment Company Regulation, 1504 Fed. Sec. L. Rep., Extra Edition (May 29, 1992) at 488 et seq.
[18]	Securities and Exchange Commission v. Talley Industries, Inc., 399 F.2d 396, 405 (2d Cir. 1968), cert. denied, 393 U.S. 1015 (1969).
[19]	H.Rep. No. 96-1341, 96th Cong., 2d Sess. 45 (1980) reprinted in 1980 U.S.C.C.A.N. 4827.
[20]

See, e.g., Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31, 2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. Nos. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order), all of which included relief for proprietary accounts.

In accordance with the allocation policies and procedures, Potential Co-Investment Transactions will be offered to, and allocated among, the Affiliated Funds (including the Sixth Street Proprietary Accounts) and Regulated Funds, based on each client’s particular Objectives and Strategies and in accordance with the Conditions.

Applicants represent that, if the requested Order is granted, the investment advisory personnel of the Advisers to the Regulated Funds will be charged with making sure they identify, and participate in this process with respect to, each investment opportunity that falls within the Objectives and Strategies and Board-Established Criteria of each Regulated Fund. Applicants assert that an Advisers’ allocation policies and procedures are structured so that the relevant investment advisory personnel for each Regulated Fund will be promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of such Regulated Fund and that the Advisers will undertake to perform these duties regardless of whether the Advisers serve as investment adviser or sub-adviser to the Regulated Fund or Affiliated Funds.

D.	Precedents

The Commission has issued numerous exemptive orders under the Act permitting registered investment companies and BDCs to co-invest with affiliated persons.21 Although the various precedents involved somewhat different formulae, the Commission has accepted, as a basis for relief from the prohibitions on joint transactions, use of allocation and approval procedures to protect the interests of investors in the BDCs and registered investment companies. Applicants submit that the allocation procedures set forth in the Conditions for relief are consistent with and expand the range of investor protections found in the orders we cite.

Applicants propose to limit the Potential Co-Investment Transactions of which each Adviser would be notified of to those investments that would be consistent with each fund’s then-current Objectives and Strategies and any Board-Established Criteria, thus reducing unnecessary burdens that would otherwise be imposed on Applicants. In addition, Applicants seek to obtain exemptive relief to permit Applicants to participate in Enhanced Review Follow-Ons and Enhanced Review Dispositions.

Ares Capital Corporation and its affiliates, Apollo Investment Corporation and its affiliates, Oaktree Strategic Income, LLC and its affiliates, and Stellus Capital Investment Corporation and its affiliates each previously received exemptive relief consistent with the relief Applicants are requesting herein. Thus, Applicants based the Application on the applications of Ares Capital Corporation and its affiliates, for which an order was issued on January 18, 2017 (the “Ares Order”),22 Apollo Investment Corporation and its affiliates, for which an order was granted on March 29, 2016 (the “Apollo Order”)23, Oaktree Strategic Income, LLC and its affiliates, for which an order was granted on October 18, 2017 (the “Oaktree Order”)24, Stellus Capital Investment Corporation and its affiliates, for which an order was granted on December 4, 2018 (the “Stellus Order”)25, FS Global Credit Opportunities Fund and its affiliates, for which an order was granted on August 11, 2020 (the “FS Order”)26, and Yieldstreet Prism Fund Inc. and its affiliates, for which an order was granted on November 10, 2020 (the “Yieldstreet Order”)27.

[21]

See, e.g., CM Finance Inc., et al. (File No. 812-14850) Release No. IC-33377 (notice) (Feb. 19, 2019), Release No. IC-33401 (order) (Mar. 19, 2019); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (notice) (February 8, 2019), Release No. IC-33394 (order) (March 11,2019); AB Private Credit Investors Corp., et al. (File No. 812-14925) Investment Company Act Rel. Nos. 33152 (July 9, 2018) (notice) and 33191 (August 6, 2018) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Benefit Street Partners BDC, Inc., et al. (File No. 812-14601) Investment Company Act Rel. Nos. 33068 (April 6, 2018) (notice) and 33090 (May 1, 2018) (order); Triloma EIG Energy Income Fund, et al. (File No. 812-14848) Investment Company Act Rel. Nos. 33047 (March 14, 2018) (notice) and 33070 (April 10, 2018) (order); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Investment Company Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Alcentra Capital Corporation, et al. (File No. 812-14760) Investment Company Act Rel. Nos. 33038 (February 28, 2018) (notice) and 33059 (March 27, 2018) (order); TriplePoint Venture Growth BDC Corp., et al. (File No. 812-14773) Investment Company Act Rel. Nos. 33037 (February 28, 2018) (notice) and 33060 (March 28, 2018) (order); Bain Capital Specialty Finance, Inc., et al. (File No. 812-14766) Investment Company Act Rel. Nos. 33031 (February 23, 2018) (notice) and 33051 (March 22, 2018) (order); Guggenheim Credit Income Fund, et al. (File No. 812-14831) Investment Company Act Rel. Nos. 32960 (January 3, 2018) (notice) and 32996 (January 30, 2018) (order); TCG BDC, Inc., et al. (File No. 812-14798) Investment Company Act Rel. Nos. 32945 (December 20, 2017) (notice) and 32969 (January 17, 2018) (order); BlackRock Capital Investment Corporation, et al. (File No. 812-14582) Investment Company Act Rel. Nos. 32943 (December 19, 2017) (notice) and 32968 (January 16, 2018) (order).

[22]	Ares Capital Corporation, et al., (File No. 812-13603) Release No. IC-32427 (January 18, 2017) (order), Release No. IC-32399 (December 21, 2016) (notice).
[23]	See Apollo Investment Corporation, et al., (File No. 812-13754) Investment Company Act Rel. Nos. 32019 (March 2, 2016) (notice) and 32057 (March 29, 2016) (order).
[24]	See Oaktree Strategic Income, LLC, et al., (File No. 812-14758) Investment Company Act Rel. Nos. 32831 (September 22, 2017) (notice) and 32862 (October 18, 2017) (order).
[25]	See Stellus Capital Investment Corporation, et al., (File No. 812-14855) Investment Company Act Rel. Nos. 33289 (November 6, 2018) (notice) and 33316 (December 4, 2018) (order).
[26]	See FS Global Credit Opportunities Fund, et al., (File No. 812-14987) Investment Company Act Rel. Nos. 33927 (July 15, 2020) (notice) and 33968 (August 11, 2020) (order).
[27]	See Yieldstreet Prism Fund Inc., et al., (File No. 812-15038) Investment Company Act Rel. Nos. 34050 (October 15, 2020) (notice) and 34090 (November 10, 2020) (order).

Applicants believe that the relief requested herein is consistent with the policy underlying the Ares Order, the Apollo Order, the Oaktree Order, the Stellus Order, the FS Order, and the Yieldstreet Order as well as co-investment relief granted by the Commission to other BDCs and to registered closed-end funds.

The Commission also has issued orders extending co-investment relief to proprietary accounts.28

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) by Section 57(i)), the Commission may grant the requested relief as to any particular joint transaction if it finds that the participation of the Regulated Funds in the joint transaction is consistent with the provisions, policies and purposes of the Act and is not on a basis different from or less advantageous than that of other participants. Applicants submit that allowing the Co-Investment Transactions described in this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and the shareholders thereof and (ii) the protections found in the Conditions.

As required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from being disadvantaged. The Conditions ensure that all Co-Investment Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not involve overreaching by any person concerned, including the Advisers.

A.	Potential Benefits

In the absence of the relief sought hereby, in many circumstances, the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Section 17(d), Section 57(a)(4) and Rule 17d-1 should not prevent BDCs and registered closed-end investment companies from making investments that are in the best interests of their shareholders.

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See Kayne Anderson MLP/Midstream Investment Company, et al., (File No. 812-14940) Investment Company Act Rel. Nos. 33742 (Jan. 8, 2020) (notice) and 33798 (Feb. 4, 2020) (order); Fundrise Real Estate Interval Fund, LLC, et al., (File No. 812-15040) Investment Company Act Rel. Nos. 33739 (Dec. 31, 2019) (notice) and 33793 (Jan. 28, 2020) (order); Pharos Capital BDC, Inc., et al., (File No. 812-14891) Release No. IC-33372 (February 8, 2019) (notice), Release No. IC-33394 (March 11, 2019) (order); Blackstone / GSO Floating Rate Enhanced Income Fund, et al. (File No. 812-14835) Investment Company Act Rel. Nos. 33149 (July 6, 2018) (notice) and 33186 (July 31,2018); Corporate Capital Trust, Inc., et al. (File No. 812-14882) Inv. Co. Act Rel. Nos. 33043 (March 8, 2018) (notice) and 33064 (April 3, 2018) (order); Medley Capital Corporation, et al. (File No. 812-14778) Investment Company Act Rel. Nos. 32809 (September 8, 2017) (notice) and 32850 (October 4, 2017) (order); and Harvest Capital Credit Corporation, et al. (File No. 812-14365) Investment Company Act Rel. No. 31860 (October 5, 2015) (notice) and 31930 (December 10, 2015) (order).

Each Regulated Fund and its shareholders will benefit from the ability to participate in Co-Investment Transactions. The Board, including the Required Majority, of each Regulated Fund will determine that it is in the best interests of the Regulated Fund to participate in Co-Investment Transactions because, among other matters, (i) the Regulated Fund should be able to participate in a larger number and greater variety of transactions; (ii) the Regulated Fund should be able to participate in larger transactions; (iii) the Regulated Fund should be able to participate in all opportunities approved by a Required Majority or otherwise permissible under the Order rather than risk underperformance through rotational allocation of opportunities among the Regulated Funds; (iv) the Regulated Fund and any other Regulated Funds participating in the proposed investment should have greater bargaining power, more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (v) the Regulated Fund should be able to obtain greater attention and better deal flow from investment bankers and others who act as sources of investments; and (vi) the Conditions are fair to the Regulated Funds and their shareholders.

B.	Protective Representations and Conditions

The Conditions ensure that the proposed Co-Investment Transactions are consistent with the protection of each Regulated Fund’s shareholders and with the purposes intended by the policies and provisions of the Act. Specifically, the Conditions incorporate the following critical protections: (i) all Regulated Funds participating in the Co-Investment Transactions will invest at the same time (except that, subject to the limitations in the Conditions, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten (10) business days after the settlement date for the Regulated Fund, and vice versa), for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other; (ii) a Required Majority of each Regulated Fund must approve various investment decisions (not including transactions completed on a pro rata basis pursuant to Conditions 6(c)(i) and 8(b)(i) or otherwise not requiring Board approval) with respect to such Regulated Fund in accordance with the Conditions; and (iii) the Regulated Funds are required to retain and maintain certain records.

Applicants believe that participation by the Regulated Funds in Pro Rata Follow-On Investments and Pro Rata Dispositions, as provided in Conditions 6(c)(i) and 8(b)(i), is consistent with the provisions, policies and purposes of the Act and will not be made on a basis different from or less advantageous than that of other participants. A formulaic approach, such as pro rata investment or disposition eliminates the possibility for overreaching and unnecessary prior review by the Board. Applicants note that the Commission has adopted a similar pro rata approach in the context of Rule 23c-2, which relates to the redemption by a closed-end investment company of less than all of a class of its securities, indicating the general fairness and lack of overreaching that such approach provides.

Applicants also believe that the participation by the Regulated Funds in Non-Negotiated Follow-On Investments and in Pro-Rata Dispositions and Dispositions of Tradable Securities without the approval of a Required Majority is consistent with the provisions, policies and purposes of the Act as there is no opportunity for overreaching by affiliates.

If the Advisers, their principals, any person controlling, controlled by, or under common control with the Advisers or their principals, and the Affiliated Funds (collectively, the “Holders”) own in the aggregate more than 25% of the outstanding voting shares of a Regulated Fund (the “Shares”), then the Holders will vote such Shares as required under Condition 15. Applicants believe that this condition will ensure that the Independent Directors will act independently in evaluating Co-Investment Transactions, because the ability of an Adviser or its principals to influence the Independent Directors by a suggestion, explicit or implied, that the Independent Directors can be removed if desired by the Holders will be limited significantly. The Independent Directors shall evaluate and approve any independent party, taking into account its qualifications, reputation for independence, cost to the shareholders, and other factors that they deem relevant.

In sum, Applicants believe that the Conditions would ensure that each Regulated Fund that participates in any type of Co-Investment Transaction does not participate on a basis different from, or less advantageous than, that of such other participants for purposes of Section 17(d) or Section 57(a)(4) and the Rules under the Act. As a result, Applicants believe that the participation of the Regulated Funds in Co-Investment Transactions in accordance with the Conditions would be consistent with the provisions, policies, and purposes of the Act, and would be done in a manner that was not different from, or less advantageous than, the other participants.

V.	CONDITIONS

Applicants agree that any Order granting the requested relief shall be subject to the following Conditions:

1. Identification and Referral of Potential Co-Investment Transactions

(a) The Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment Transactions that fall within the then-current Objectives and Strategies and Board-Established Criteria of any Regulated Fund the Adviser manages.

(b) When the Adviser to a Regulated Fund is notified of a Potential Co-Investment Transaction under Condition 1(a), the Adviser will make an independent determination of the appropriateness of the investment for the Regulated Fund in light of the Regulated Fund’s then-current circumstances.

2. Board Approvals of Co-Investment Transactions

(a) If the Adviser deems a Regulated Fund’s participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b) If the aggregate amount recommended by the Advisers to be invested in the Potential Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated Fund, collectively, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1(b) above. Each Adviser to a participating Regulated Fund will promptly notify and provide the Eligible Directors with information concerning the Affiliated Funds’ and Regulated Funds’ order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund’s investments for compliance with these Conditions.

(c) After making the determinations required in Condition 1(b) above, each Adviser to a participating Regulated Fund will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the Regulated Fund’s participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its equity holders and do not involve overreaching in respect of the Regulated Fund or its equity holders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the Regulated Fund’s equity holders; and

(B) the Regulated Fund’s then-current Objectives and Strategies;

(iii) the investment by any other Regulated Fund(s) or Affiliated Fund(s) would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

(A) the settlement date for another Regulated Fund or an Affiliated Fund in a Co-Investment Transaction is later than the settlement date for the Regulated Fund by no more than ten (10) business days or earlier than the settlement date for the Regulated Fund by no more than ten (10) business days, in either case, so long as: (x) the date on which the commitment of the Affiliated Funds and Regulated Funds is made is the same; and (y) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten (10) business days of each other; or

(B) any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company’s board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company so long as: (x) the Eligible Directors will have the right to ratify the selection of such director or board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports to the Regulated Fund’s Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and (z) any fees or other compensation that any other Regulated Fund or Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated Fund receives in connection with the right of one or more Regulated Funds or Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party’s investment;

(iv) the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect29 financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3. Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4. General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,30 a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.

5. Same Terms and Conditions. A Regulated Fund will not participate in any Potential Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be purchased, date on which the commitment is entered into and registration rights (if any) will be the same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as close in time as practicable, and in no event more than, ten (10) business days apart. The grant to one or more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition 2(c)(iii)(B) is met.

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For example, procuring the Regulated Fund’s investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[30]	This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

6. Standard Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i) the Adviser to such Regulated Fund or Affiliated Fund31 will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time; and

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b) Same Terms and Conditions. Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c) No Board Approval Required. A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i) (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition;32 (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the Application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii) each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d) Standard Board Approval. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund’s best interests.

7. Enhanced Review Dispositions.

(a) General. If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

[31]	Any Sixth Street Proprietary Account that is not advised by the Adviser is itself deemed to be the Adviser for purposes of Conditions 6(a)(i), 7(a)(i), 8(a)(i) and 9(a)(i).
[32]

In the case of any Disposition, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Disposition.

(b) Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i) the Disposition complies with Condition 2(c)(i), (ii), (iii)(A), (iv); and

(ii) the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c) Additional Requirements. The Disposition may only be completed in reliance on the Order if:

(i) Same Terms and Conditions. Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and Conditions as those applicable to the Affiliated Fund and any other Regulated Fund;

(ii) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(iii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including, for this purpose, a security with a different maturity date) is immaterial33 in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(v) No control. The Affiliated Funds, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8. Standard Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Fund holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

[33]

In determining whether a holding is “immaterial” for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

(ii) athen Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b) No Board Approval Required. A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

(i) (A) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer or the security at issue, as appropriate,34 immediately preceding the Follow-On Investment; and (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in this Application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) Standard Board Approval. In all other cases, the applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment Transaction with respect to the issuer was an Enhanced Review Disposition, then the Eligible Directors must complete this review of the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms of the investment.

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in section III.A.1(b) above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

9. Enhanced Review Follow-Ons.

(a) General. If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Fund holding investments in the issuer have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i) the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time;

[34]

To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund’s and Affiliated Fund’s outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

(ii) the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund; and

(iii) the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Fund, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b) Enhanced Board Approval. The applicable Adviser will provide its written recommendation as to the Regulated Fund’s participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment, both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms, and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board’s findings will be recorded in its minutes.

(c) Additional Requirements. The Follow-On Investment may only be completed in reliance on the Order if:

(i) Original Investments. All of the Affiliated Funds’ and Regulated Funds’ investments in the issuer are Pre-Boarding Investments;

(ii) Advice of counsel. Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii) Multiple Classes of Securities. All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund’s or Affiliated Fund’s holding of a different class of securities (including, for this purpose, a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv) No control. The Affiliated Fund, the other Regulated Funds and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d) Allocation. If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds’ and the Affiliated Funds’ outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and

(ii) the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity, then the Follow-On Investment opportunity will be allocated among them pro-rata based on the size of the Internal Orders, as described in section III.A.1(b) above.

(e) Other Conditions. The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in this Application.

10. Board Reporting, Compliance and Annual Re-Approval.

(a) Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any Affiliated Fund during the preceding quarter that fell within the Regulated Fund’s then-current Objectives and Strategies and any Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or any Affiliated Fund that the Regulated Fund considered but declined to participate in, so that the Independent Directors may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b) All information presented to the Regulated Fund’s Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c) Each Regulated Fund’s chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund’s compliance with the terms and Conditions of the Application and the procedures established to achieve such compliance.

(d) The Independent Directors will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund’s best interests.

11. Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12. Director Independence. No Independent Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an “affiliated person” (as defined in the Act) of any Affiliated Fund.

13. Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14. Transaction Fees.35 Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Adviser, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Adviser, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15. Independence. If the Holders own in the aggregate more than 25% of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund’s other shareholders (not including the Holders) when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) any other matter under either the Act or applicable state law affecting the Board’s composition, size or manner of election.

VI.	PROCEDURAL MATTERS

A.	Communications.

Please address all communications concerning this Application and the Notice and Order to:

Joshua Peck

c/o Sixth Street Specialty Lending, Inc.

345 California Street, Suite 3300

San Francisco, CA 94104

Email: JPeck@sixthstreet.com

Tel: (415) 743-1500

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John J. Mahon, Esq.

Schulte Roth & Zabel LLP

901 Fifteenth Street, NW, Suite 800

Washington DC 20005

Email: john.mahon@srz.com

Tel: (202) 729-7470

Fax: (202) 730-4520

B.	Authorization.

All requirements for the execution and filing of this Application in the name and on behalf of each Applicant by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this Application as of this July 20, 2021.

[35]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

SIXTH STREET SPECIALTY LENDING, INC.

By:	/s/ Joshua Easterly
Name: Joshua Easterly
Title: Chief Executive Officer

SIXTH STREET SPECIALTY LENDING ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP HOLDCO MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS III (A), L.P.

SIXTH STREET OPPORTUNITIES PARTNERS III (B), L.P.

SIXTH STREET OPPORTUNITIES PARTNERS III (C), L.P.

TOP III DELAWARE AIV I-A, L.P.

TOP III DELAWARE AIV I-B, L.P.

By:	SIXTH STREET OPPORTUNITIES GENPAR III, L.P., as general partner

By:	SIXTH STREET OPPORTUNITIES GENPAR III ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP OPPORTUNITIES PARTNERS IV (A), L.P. TSSP OPPORTUNITIES PARTNERS IV (B), L.P. TSSP OPPORTUNITIES PARTNERS IV (C), L.P. TOP IV DELAWARE AIV I-A, L.P. TOP IV DELAWARE AIV I-B, L.P.

By:	TSSP OPPORTUNITIES GENPAR IV, L.P., as general partner

By:	TSSP OPPORTUNITIES GENPAR IV ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES PARTNERS V (A), L.P.

SIXTH STREET OPPORTUNITIES PARTNERS V (B), L.P.

SIXTH STREET OPPORTUNITIES PARTNERS V (C), L.P.

SIXTH STREET OPPS V DELAWARE AIV I-A, L.P.

SIXTH STREET OPPS V DELAWARE AIV I-B, L.P.

By:	SIXTH STREET OPPORTUNITIES GENPAR V, L.P., as general partner

By:	SIXTH STREET OPPORTUNITIES GENPAR V ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET TAO PARTNERS, L.P.

SIXTH STREET TAO PARTNERS (A), L.P.

SIXTH STREET TAO PARTNERS (B), L.P.

SIXTH STREET TAO PARTNERS (C), L.P.

SIXTH STREET TAO PARTNERS (D), L.P.

SIXTH STREET TAO PARTNERS (E), L.P.

SIXTH STREET TAO PARTNERS (F), L.P.

KNIGHT TAO, L.P.

SUPER TAO MA, L.P.

SUPER TAO CONTINGENT MA, L.P.

PSERS TAO PARTNERS PARALLEL FUND, L.P.

TAO (B) AIV II-A, L.P.

TAO (C) AIV II-A, L.P.

TAO (D) AIV II-A, L.P.

TAO (E) AIV II-A, L.P.

By:	SIXTH STREET TAO GENPAR, L.P., as general partner

By:	SIXTH STREET TAO GENPAR ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP CAPITAL SOLUTIONS (A), L.P. TSSP CAPITAL SOLUTIONS (B), L.P. TSSP CAPITAL SOLUTIONS (A) AIV, L.P. TSSP CAPITAL SOLUTIONS (B) AIV, L.P.

By:	TSSP CAPITAL SOLUTIONS GENPAR, L.P., as general partner

By:	TSSP CAPITAL SOLUTIONS GENPAR ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH PARTNERS II (A), L.P. SIXTH STREET GROWTH PARTNERS II (B), L.P. SIXTH STREET GROWTH II (A) AIV, L.P. SIXTH STREET GROWTH II (B) AIV, L.P.

By:	SIXTH STREET GROWTH GENPAR II, L.P., as general partner

By:	SIXTH STREET GROWTH GENPAR II ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (A), L.P. SIXTH STREET FUNDAMENTAL STRATEGIES PARTNERS (B), L.P. SIXTH STREET FS AIV I-A, L.P. SIXTH STREET FS AIV I-B, L.P.

By:	Sixth Street Fundamental Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE I, L.P.

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I, L.P., as general partner

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II, L.P.

By:	Sixth Street Specialty Lending Europe GenPar II, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SUPER TSLE, L.P.

By:	SUPER TSLE GENPAR, L.P., as general partner

By:	SIXTH STREET SPECIALTY LENDING EUROPE GENPAR I ADVISERS, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE PARTNERS (A), L.P.

By:	Sixth Street Agriculture GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET BLUEGRASS STRATEGIC HOLDINGS I, L.P.,

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET WILLOW STRATEGIC HOLDINGS I, L.P.,

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET COTTONWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET DOGWOOD STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET RED PINE STRATEGIC HOLDINGS I, L.P.

By:	Sixth Street Strategic Holdings GenPar, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT FUND, L.P.
By:	Sixth Street CMS Dynamic Credit GenPar, LLC, as general partner

By:	/s/Joshua Peck
Name: Joshua Peck
Title: Manager

TCS LENDING, LLC

By:	/s/ David Stiepleman
Name:David Stiepleman
Title: Vice President

TDL LENDING, LLC

By:	/s/ David Stiepleman
Name:David Stiepleman
Title: Vice President

TOP IV LENDING, LLC

By:	/s/ David Stiepleman
Name:David Stiepleman
Title: Vice President

OPPS V LENDING, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

FS I LENDING, LLC

By:	/s/ David Stiepleman
Name:David Stiepleman
Title: Vice President

SIXTH STREET ADVISERS, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO V 2016-1, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO VI 2016-2, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO VII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO VIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO IX, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO X, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO XI, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO XII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO XIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO XIV, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TICP CLO XV, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

SIXTH STREET CLO XVI, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

SIXTH STREET CLO XVII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

SIXTH STREET CLO XVIII, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

SIXTH STREET CLO XIX, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President of the Collateral Manager

TSSP ROTATIONAL CREDIT FUND, L.P.

By:	TSSP Rotational Credit Fund GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President

SIXTH STREET WHEELER PEAK ROTATIONAL CREDIT FUND I, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President

SIXTH STREET ROTATIONAL CREDIT FUND III, L.P.

By:	Sixth Street Rotational Credit Fund III GenPar, L.P., as general partner

By:	TRCF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title:Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES FUND, L.P.

By:	TSSP Structured Credit Opportunities Fund GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND II, L.P.

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND III, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar III, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND IV, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar IV, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Manager

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES FUND V, L.P.

By:	Sixth Street Structured Credit Opportunities GenPar V, L.P., as general partner

By:	TSCOF SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO PARTNERS II, L.P.

By:	TICP CLO GenPar II, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO HOLDINGS, L.P.

By:	TICP CLO GenPar II, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT PARTNERS III, L.P.

By:	TSSP Institutional Credit GenPar III, L.P., as general partner

By:	TICP SPV GP, LLC, as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES PARTNERS I-A, L.P.

By:	Sixth Street Credit Market Strategies GenPar, L.P., as general partner

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP III CAYMAN, LTD.

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Director

SIXTH STREET OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Joshua Peck

SIXTH STREET TAO MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP CAPITAL SOLUTIONS I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET GROWTH II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET FUNDAMENTAL STRATEGIES I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE I MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET SPECIALTY LENDING EUROPE II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET AGRICULTURE MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRATEGIC HOLDINGS MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CMS DYNAMIC CREDIT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO V 2016-1 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VI 2016-2 MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO VIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO IX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO X MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XIV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TICP CLO XV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVI MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XVIII MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO XIX MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP ROTATIONAL CREDIT MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET ROTATIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP STRUCTURED CREDIT OPPORTUNITIES MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES II MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES IV MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET STRUCTURED CREDIT OPPORTUNITIES V MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CLO ADVISERS II, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

TSSP INSTITUTIONAL CREDIT III MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

SIXTH STREET CREDIT MARKET STRATEGIES MANAGEMENT, LLC

By:	/s/ Joshua Peck
Name: Joshua Peck
Title: Vice President

APPENDIX A

VERIFICATION

The undersigned states that he has duly executed the attached application, dated as of July 20, 2021, for and on behalf of the Applicants; and that all action necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts set forth are true to the best of his knowledge, information and belief.

/s/ Joshua Peck
Name:	Joshua Peck
Date:	July 20, 2021

APPENDIX B

Resolutions of the Board of Directors of Sixth Street Specialty Lending, Inc.

WHEREAS, the Board of Directors has reviewed the Company’s Co-Investment Exemptive Application (the “Exemptive Application”), a copy of which is attached hereto as Exhibit A, for an order of the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “Act”), and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-l under the Act;

NOW, THEREFORE, BE IT RESOLVED, that the Authorized Officers, shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be executed, delivered and filed with the SEC the Exemptive Application, in substantially the form attached hereto as Exhibit A; and

FURTHER RESOLVED, that the Authorized Officers shall be, and each of them individually hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to cause to be made, executed, delivered and filed with the SEC any amendments to the Exemptive Application and any additional applications for exemptive relief as are determined necessary, advisable or appropriate by any of the Authorized Officers in order to effectuate the foregoing resolutions, such determination to be conclusively evidenced by the taking of any such action; and

FURTHER RESOLVED, that all acts and things previously done by any of the Authorized Officers, on or prior to the date hereof, in the name and on behalf of the Company in connection with the foregoing resolutions are in all respects authorized, ratified, approved, confirmed and adopted as the acts and deeds by and on behalf of the Company; and

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed to certify and deliver copies of these resolutions to such governmental bodies, agencies, persons, firms or corporations as the Authorized Officers may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the Chief Executive Officer, President, Chief Financial Officer, Secretary and any Vice President of the Company (collectively, the “Authorized Officers”).

(Approved by unanimous written consent of the Board of Directors on January 9, 2020.)